SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 11, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS

Full Year 2013 Highlights (as compared to the Full Year 2012):

•	Net Revenue Increased 0.7% to US$649.1 Million from US$644.3 Million

•	Gross Profit Increased to US$115.3 Million from US$82.2 Million

•	Gross Margin Improved to 17.8% from 12.8%

•	Net Earnings on an IFRSs Consolidated Basis of US$1.53 Per Basic and US$1.48 Per Diluted Share Compared to US$0.77 Per Basic and US$0.75 Per Diluted Share

•	Generated US$21.4 Million of Free Cash Flow in 2013

•	Balance of Cash and Cash Equivalents Increased to US$448.3 Million from US$297.1 Million

•	Reduced Net Debt By US$211.0 Million in 2013

•	Paid Dividend of US$0.14 Per Share

Hsinchu, Taiwan, March 11, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2013. All U.S. dollar figures in this release are based on the exchange rate of NT$29.83 against US$1.00 as of December 31, 2013.

Net revenue for the fourth quarter of 2013 was NT$4,890.1 million or US$163.9 million, a decrease of 4.3% from NT$5,111.9 million or US$171.4 million in the third quarter of 2013 and an increase of 0.5% from NT$4,867.4 million or US$163.2 million for the same period in 2012. Net revenue for the fourth quarter of 2013 came in at the high end of guidance, which called for revenue to be approximately 4% to 8% lower than the third quarter of 2013.

Net income for the fourth quarter of 2013 was NT$170.8 million or US$5.7 million, and NT$5.77 or US$0.19 per basic common share and NT$5.63 or US$0.19 per diluted common share, as compared to net income for the third quarter of 2013 of NT$442.5 million or US$14.8 million, and NT$14.97 or US$0.50 per basic common share and NT$14.60 or US$0.49 per diluted common share, and compared to net income in the fourth quarter of 2012 of NT$133.4 million or US$4.5 million, and NT$4.72 or US$0.16 per basic common share and NT$4.60 or US$0.15 per diluted common share. Net income for the fourth quarter of 2013 was negatively impacted by the Company’s reduced ownership of ChipMOS Taiwan from 83.5% in early Q3 to 62.1% in Q4. The decrease in shareholding is part of the Company’s efforts to enable ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) to meet the eligibility requirement for listing its shares on the Taiwan Stock Exchange (“TSE”). The decrease in net income in the fourth quarter of 2013 also reflects the negative impact of higher tax accruals for gains on the share sales by ThaiLin Semiconductor Corp. (“ThaiLin”). The Company estimates that the impact of the reduced ownership was about US$3.4 million or US$0.12 per basic share in the fourth quarter of 2013. The impact of the higher tax accruals is estimated to be approximately US$1.5 million or US$0.05 per basic share in 4Q13. In addition, net income for the fourth quarter of 2013 reflects the impact of a US$0.8 million increase in R&D, a US$1.6 million increase in general, administrative and other operating expenses and a US$7.2 million increase in income tax expense, as compared to the third quarter of 2013.

Net revenue for the fiscal year ended December 31, 2013 was NT$19,361.9 million or US$649.1 million, an increase of 0.7% from NT$19,220.5 million or US$644.3 million for the fiscal year ended December 31, 2012. Net income for the fiscal year ended December 31, 2013 was NT$1,335.3 million or US$44.8 million, and NT$45.55 or US$1.53 per basic and NT$44.27 or US$1.48 per diluted common share, compared to net income for the fiscal year ended December 31, 2012 was NT$629.8 million or US$21.1 million, and NT$22.92 or US$0.77 per basic and NT$22.25 or US$0.75 per diluted common share. Net income for the full year 2013 was negatively impacted by the above noted items that impacted net income for the fourth quarter of 2013.

The unaudited consolidated financial results of ChipMOS for the year ended December 31, 2013 included the financial results of ChipMOS Taiwan, ChipMOS U.S.A., Inc., ThaiLin and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “2013 was a year of impressive improvements in our revenue mix, gross margin and overall profitability. Our efforts have led to the strong free cash flow and balance sheet needed to support continued growth opportunities. We remain very positive on our higher margin LCD driver and assembly business, and have added confidence based on the stability in the other segments we serve. We are well positioned to take advantage of further growth and will support our customers through a conservative CapEx strategy, with the expected backdrop of stable pricing and higher utilization levels. We are also excited about some proprietary technology process improvements that should help reduce the cost of materials, while maintaining the high yield levels that ChipMOS is known for. From a structural standpoint, we achieved numerous key milestones, including the listing of our subsidiary, ChipMOS Taiwan, on the Taiwan Emerging Board on April 19, 2013. ChipMOS Taiwan subsequently submitted its listing application to the TSE in November, and in order for ChipMOS Taiwan to meet listing eligibility requirements, we eliminated the previous cross-holding structure by repurchasing shares of the Company held in ThaiLin. We are pleased with our continued progress and expect to build on our business momentum in 2014 to the benefit of the Company, and our shareholders as they benefit from our improved performance, streamlined organizational structure, expected TSE listing, our share repurchase program and dividends we have distributed.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “The fourth quarter developed as expected, with revenue and our gross margin coming in at the high end of the guidance range. Net income for the fourth quarter was negatively impacted by higher income tax expenses and non-controlling interests compared to the prior quarter. The increase in consolidated income taxes is due to the higher amount paid by ThaiLin for the gain recognized on the share sales related to the Company’s efforts in enabling ChipMOS Taiwan to meet the listing eligibility requirements for TSE. We expect the higher consolidated income taxes will continue for the gain of share sale in ThaiLin in the first quarter of 2014 and our consolidated income tax rate will revert to a normalized level in the second quarter of 2014. Our overall utilization level was 76% in the fourth quarter compared to 81% in the third quarter. This reflects the absorption of our increased CapEx in support of growth opportunities we previously outlined in our higher margin LCD driver business as we continue to support and mutually work to growth with leaders in the LCDD segment. Based on our current market view, we would expect our blended utilization level to be higher in the first quarter of 2014, even with seasonality, as we completed the planned pull-in of CapEx in the fourth quarter. We expect CapEx for the full year 2014 will be less than US$80 million compared to US$121.5 million for 2013. For the full year 2013, gross profit increased to US$115.3 million compared to US$82.2 million in 2012, resulting in an expansion of our 2013 earnings, on a diluted common share basis, to US$1.48 per share from US$0.75 per share in 2012. We ended 2013 with US$448.3 million in cash and cash equivalents, after generating US$208.6 million in cash from operations. As a result, we improved our net debt to equity ratio to -42.9% as of December 31, 2013 compared to 4.1% at the end of 2012, with a net cash balance of US$195.1 million on our balance sheet as of December 31, 2013.”

Selected Operation Data

	4Q13		3Q13		FY13
Revenue by segment
Testing		24%		22%		24%
Assembly		33%		33%		32%
LCD Driver		25%		25%		25%
Bumping		18%		20%		19%

Utilization by segment
Testing		70%		63%		65%
Assembly		75%		85%		80%
LCD Driver		76%		83%		81%
Bumping		87%		93%		87%
Overall		76%		81%		78%

CapEx	US$	41.2 million	US$	34.4 million	US$	121.5 million
Testing		6%		7%		10%
Assembly		20%		23%		21%
LCD Driver		65%		50%		57%
Bumping		9%		20%		12%

Depreciation and amortization expenses	US$	25.0 million	US$	26.1 million	US$	110.5 million

Condensed consolidated statements of cash flows	Year ended Dec. 31, 2013 US$ million	Year ended Dec. 31, 2012 US$ million
Net cash generated from (used in) operating activities	208.6	151.8
Net cash generated from (used in) investing activities	(100.7)	(87.2)
Net cash generated from (used in) financing activities	43.7	(10.5)
Effect of exchange rate changes on cash	(0.4)	0.1
Net increase (decrease) in cash and cash equivalents	151.2	54.2
Cash and cash equivalents at beginning of period	297.1	242.9
Cash and cash equivalents at end of period	448.3	297.1

Starting from the first quarter of 2013, the Company prepares its unaudited financial information in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. The comparative figures have been presented in accordance with IFRSs for better comparison.

Taiwan Listing Update

Our subsidiary, ChipMOS Taiwan, has submitted a listing application to the TSE on November 28, 2013. The Board of the TSE approved the Company’s listing application on February 18, 2014. ChipMOS Taiwan submitted a prospectus for the Taiwan listing on March 11, 2014, with a potential completion of the TSE IPO process in early Q2, 2014.

First Quarter 2014 Outlook

Led by expected healthy demand from the LCD driver and memory market for both mobile applications and UHD TVs, the Company expects first quarter of 2014 revenue to be flat to up in the low single digits as compared to the fourth quarter of 2013. The Company expects gross margin on a consolidated basis to be in the range of approximately 17% to 21% for the first quarter of 2014. The Company anticipates depreciation and amortization expenses for the first quarter of 2014 to be approximately US$25 million. Operating expenses are expected to be approximately 6% to 8% of revenues in the first quarter of 2014. The Company expects CapEx spending to be approximately US$23 million in the first quarter of 2014, with CapEx spending for the full year 2014 to be less than US$80 million. The total number of the Company’s outstanding common shares at the end of the first quarter of 2014 is expected to be approximately 30 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2013 results on Tuesday, March 11, 2014 at 8:00AM Eastern Time (8:00 PM Taiwan time, Tuesday, March 11, 2014). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13575485.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor testing and assembly services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on Taiwan’s emerging stock board of the Gre Tai Securities Market under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2013 and Dec. 31, 2012

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	USD	USD	USD	USD
Net revenue	163.9	163.2	649.1	644.3
Cost of revenue	132.8	140.8	533.8	562.1

Gross profit	31.1	22.4	115.3	82.2

Other operating income	0.4	0.9	14.8	4.3
Operating expenses
Research and development	5.4	4.5	18.9	16.9
Sales and marketing	0.8	0.8	3.6	2.7
General and administrative	6.5	5.8	23.4	21.4
Other operating expenses	1.1	0.4	3.4	1.6

Total operating expenses	13.8	11.5	49.3	42.6

Profit (loss) from operations	17.7	11.8	80.8	43.9

Non-operating income (expenses), net	2.0	(5.4)	3.5	(15.5)

Profit (loss) before income tax	19.7	6.4	84.3	28.4

Income tax benefit (expense)	(12.5)	(2.2)	(27.7)	(6.0)

Profit (loss) for the year	7.2	4.2	56.6	22.4

Attributable to:
Equity holders of the ChipMOS	5.7	4.5	44.8	21.1
Non-controlling interests	1.5	(0.3)	11.8	1.3

	7.2	4.2	56.6	22.4

Profit (loss) for the year	7.2	4.2	56.6	22.4
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	0.3	0.0	0.9	(0.7)
Net actuarial losses	(1.0)	(2.5)	(1.0)	(2.5)
Income tax effect	0.2	0.4	0.2	0.4

Total other comprehensive income (loss)	(0.5)	(2.1)	0.1	(2.8)

Total comprehensive income (loss)	6.7	2.1	56.7	19.6

Attributable to:
Equity holders of the ChipMOS	4.8	2.6	44.4	18.5
Non-controlling interests	1.9	(0.5)	12.3	1.1

	6.7	2.1	56.7	19.6

Earnings (loss) per share attributable to ChipMOS - basic	0.19	0.16	1.53	0.77

Shares outstanding (in thousands) - basic	29,621	28,236	29,319	27,477

Net income (loss) attributable to ChipMOS - diluted	5.7	4.5	44.8	21.1

Earnings (loss) per share attributable to ChipMOS - diluted	0.19	0.15	1.48	0.75

Shares outstanding (in thousands) - diluted	30,357	28,977	30,162	28,305

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.83 against US$1.00 as of Dec. 31, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2013 and Dec. 31, 2012

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
	NTD	NTD	NTD	NTD
Net revenue	4,890.1	4,867.4	19,361.9	19,220.5
Cost of revenue	3,960.7	4,201.3	15,922.4	16,767.9

Gross profit	929.4	666.1	3,439.5	2,452.6

Other operating income	11.9	26.7	442.4	127.9
Operating expenses
Research and development	161.8	135.0	564.5	505.4
Sales and marketing	24.6	22.6	107.7	79.9
General and administrative	193.4	171.7	699.1	637.6
Other operating expenses	33.1	10.6	100.8	48.7

Total operating expenses	412.9	339.9	1,472.1	1,271.6

Profit (loss) from operations	528.4	352.9	2,409.8	1,308.9

Non-operating income (expenses), net	60.9	(162.3)	106.3	(461.1)

Profit (loss) before income tax	589.3	190.6	2,516.1	847.8

Income tax benefit (expense)	(374.1)	(65.7)	(827.1)	(178.1)

Profit (loss) for the year	215.2	124.9	1,689.0	669.7

Attributable to:
Equity holders of the ChipMOS	170.8	133.4	1,335.3	629.8
Non-controlling interests	44.4	(8.5)	353.7	39.9

	215.2	124.9	1,689.0	669.7

Profit (loss) for the year	215.2	124.9	1,689.0	669.7
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	8.4	(0.1)	27.4	(20.2)
Net actuarial losses	(30.6)	(75.1)	(30.6)	(75.1)
Income tax effect	5.2	12.8	5.2	12.8

Total other comprehensive income (loss)	(17.0)	(62.4)	2.0	(82.5)

Total comprehensive income (loss)	198.2	62.5	1,691.0	587.2

Attributable to:
Equity holders of the ChipMOS	141.8	77.2	1,325.3	553.5
Non-controlling interests	56.4	(14.7)	365.7	33.7

	198.2	62.5	1,691.0	587.2

Earnings (loss) per share attributable to ChipMOS - basic	5.77	4.72	45.55	22.92

Shares outstanding (in thousands) - basic	29,621	28,236	29,319	27,477

Net income (loss) attributable to ChipMOS - diluted	170.8	133.4	1,335.3	629.8

Earnings (loss) per share attributable to ChipMOS - diluted	5.63	4.60	44.27	22.25

Shares outstanding (in thousands) - diluted	30,357	28,977	30,162	28,305

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2013 and Dec. 31, 2012

Figures in Million of U.S. dollars (USD) (1)

	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012
	USD	USD	USD
ASSETS
Non-current assets
Property, plant & equipment-net	429.5	413.0	418.2
Long-term investments	0.3	0.4	0.4
Other non-current assets	11.1	12.7	24.3

Total non-current assets	440.9	426.1	442.9

Current assets
Inventories	50.9	49.9	56.6
Accounts and notes receivable	137.9	142.2	138.1
Other financial assets	6.1	10.0	21.1
Other current assets	9.0	15.5	9.6
Cash and cash equivalents	448.3	428.1	297.1

Total current assets	652.2	645.7	522.5

Total assets	1,093.1	1,071.8	965.4

EQUITY AND LIABILITIES
EQUITY
Shareholders’ equity
Issued capital	1.2	1.3	1.3
Capital surplus	400.5	406.3	385.7
Treasury stock	(10.0)	(19.5)	(21.3)
Retained earnings	48.3	45.3	9.0
Other equity	14.7	14.5	14.0

Total shareholders’ equity attributable to ChipMOS	454.7	447.9	388.7

Non-controlling interests	235.5	226.1	133.9

Total equity	690.2	674.0	522.6

LIABILITIES
Non-current liabilities
Long-term loans	130.4	142.2	226.0
Other non-current liabilities	19.6	15.7	18.9

Total non-current liabilities	150.0	157.9	244.9

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	60.8	43.9	46.1
Other current liabilities	69.3	59.3	64.8
Current portion of long-term debts	96.4	86.1	74.7
Short-term loans	26.4	50.6	12.3

Total current liabilities	252.9	239.9	197.9

Total liabilities	402.9	397.8	442.8

Total liabilities & equity	1,093.1	1,071.8	965.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.83 against US$1.00 as of Dec. 31, 2013. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2013 and Dec. 31, 2012

Figures in Million of U.S. dollars (NTD)

	Dec. 31, 2013	Sep. 30, 2013	Dec. 31, 2012
	NTD	NTD	NTD
ASSETS
Non-current assets
Property, plant & equipment-net	12,811.9	12,321.2	12,475.3
Long-term investments	8.6	11.6	11.6
Other non-current assets	330.4	380.3	726.2

Total non-current assets	13,150.9	12,713.1	13,213.1

Current assets
Inventories	1,519.4	1,486.9	1,687.9
Accounts and notes receivable	4,114.6	4,242.0	4,120.1
Other financial assets	181.9	299.1	629.9
Other current assets	268.7	462.0	284.8
Cash and cash equivalents	13,372.8	12,770.3	8,863.6

Total current assets	19,457.4	19,260.3	15,586.3

Total assets	32,608.3	31,973.4	28,799.4

EQUITY AND LIABILITIES
EQUITY
Shareholders’ equity
Issued capital	37.2	39.4	39.0
Capital surplus	11,945.8	12,119.1	11,506.4
Treasury stock	(297.6)	(581.7)	(635.7)
Retained earnings	1,440.6	1,349.7	267.0
Other equity	438.7	433.4	416.9

Total shareholders’ equity attributable to ChipMOS	13,564.7	13,359.9	11,593.6

Non-controlling interests	7,024.9	6,746.9	3,995.7

Total equity	20,589.6	20,106.8	15,589.3

LIABILITIES
Non-current liabilities
Long-term loans	3,889.0	4,240.6	6,739.9
Other non-current liabilities	584.7	468.5	566.2

Total non-current liabilities	4,473.7	4,709.1	7,306.1

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,815.0	1,309.1	1,374.7
Other current liabilities	2,068.5	1,770.6	1,935.0
Current portion of long-term debts	2,874.8	2,568.3	2,227.8
Short-term loans	786.7	1,509.5	366.5

Total current liabilities	7,545.0	7,157.5	5,904.0

Total liabilities	12,018.7	11,866.6	13,210.1

Total liabilities & equity	32,608.3	31,973.4	28,799.4